Exhibit 5.1

[Letterhead of McCarthy Tétrault LLP]

September 8, 2023

Enbridge Inc.
200 Fifth Avenue Place
425 1st Street S.W.
Calgary, Alberta
T2P 3L8

Dear Sirs/Mesdames:

Re:	Enbridge Inc. (the “Corporation”) Issue of 102,913,500 common shares of the Corporation

We have acted as Canadian counsel to the Corporation, a corporation governed by the Canada Business Corporations Act, in connection with the issue and sale by the Corporation of 102,913,500 common shares of the Corporation (collectively, the “Common Shares”).

We understand that the Corporation has prepared and filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-266405) on Form S-3 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Act”), and that the Registration Statement includes the United States Basic Prospectus (which document is referred to as the “U.S. Basic Prospectus”). The U.S. Basic Prospectus as supplemented by a prospectus supplement thereto dated September 6, 2023, filed with the SEC is referred to as the “U.S. Final Prospectus”. We understand that, in addition to a concurrent distribution in Canada, the Common Shares will be distributed in the United States pursuant to the U.S. Final Prospectus.

Scope of Review

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents, including the Registration Statement, and have considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies, certified or otherwise.

As to certain matters of fact relevant to the opinion expressed below, we have relied exclusively upon a certificate of an officer of the Corporation dated September 8, 2023.

The opinions herein expressed are restricted to the laws of the Province of Alberta and the laws of Canada applicable therein in effect as of the date hereof.

Opinion

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.	The Corporation is validly existing as a corporation under the Canada Business Corporations Act.

2.	The Underwriting Agreement dated September 6, 2023, by and between the Corporation and the underwriters identified on Schedule II thereto (the “Underwriting Agreement”), has been duly authorized, executed and delivered by the Corporation.

3.	The Common Shares have been duly authorized by the Corporation, and all necessary corporate action has been taken for the issuance and delivery of the Common Shares against payment therefor as contemplated in the Underwriting Agreement. When delivered against payment of the purchase price therefor in accordance with the Underwriting Agreement, such Common Shares will be validly issued as fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K, which forms a part of the Registration Statement, and to the use of this firm’s name under the caption “Validity of Common Shares” in the U.S. Final Prospectus. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Yours very truly,

/s/ McCarthy Tétrault LLP